August 24, 2018

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, DC 20549-3720

Attention:	Amanda Ravitz
Heather Percival
Caleb French
Eric Atallah
Kevin Kuhar

Re:	Ra Medical Systems, Inc.
Registration Statement on Form S-1
Filed July 16, 2018
File No. 333-226191

Ladies and Gentlemen:

On behalf of our client, Ra Medical Systems, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 30, 2018 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1. We are concurrently submitting this letter via EDGAR today and on August 24, 2018, the Company will file Amendment No. 1 to its Registration Statement on Form S-1 (the “Registration Statement”). For the Staff’s reference, we are providing the Staff with both a clean copy of the Registration Statement and a copy marked to show all changes from the version filed on July 16, 2018.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement filed on July 16, 2018), all page references herein correspond to the page of the Registration Statement, as applicable.

Our products may be subject to recalls…, page 32

1.

We note your added disclosure regarding the Form 483 letter you received from the FDA. Please expand your disclosure here and on page 108 to provide more detail regarding the FDA’s observations, including as examples only, the product to which the observations relate, the nature of complaints you received subject to the observations, and the process, including your anticipated timeframe, for resolving the investigative observations.

Securities and Exchange Commission

August 24, 2018

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 32 and 109 of the Registration Statement. The Company further advises the Staff that the Company informed the FDA that it has modified its complaint review procedures and is in the process of retrospectively evaluating whether product complaints received relating to Pharos and DABRA within the last two years require reporting to the FDA. The Company intends to complete this retrospective evaluation and submit any required Medical Device Reports, or MDRs, by September 30, 2018.

If any of our products cause or contribute…, page 33

2.

Please tell us why you removed the disclosure regarding medical device reporting events. Include in your response whether you have since reported medical device reporting events or identified events in which you should have reported.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the MDR disclosure was removed from the prospectus because an MDR was filed for the Pharos product on September 24, 2015 and the Company’s retrospective evaluation prompted by the FDA 483 may identify other required reports.

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Securities and Exchange Commission

August 24, 2018

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (858) 350-2308 or mwaters@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Martin J. Waters

Martin J. Waters

cc:	Dean Irwin, Ra Medical Systems, Inc.
Andrew Jackson, Ra Medical Systems, Inc.

Zachary B. Myers, Wilson Sonsini Goodrich & Rosati, P.C.

Joshua A. Kaufman, Cooley LLP
Donald Shum, Cooley LLP

Bruce Rucks, Deloitte & Touche LLP